U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

26 March 2026

Re: Notice of disclosure filed in Prudential plc’s Annual Report on Form 20-F for the year ended 31 December 2025 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2025, which was filed with the Securities and Exchange Commission on 26 March 2026. The disclosure can be found under the heading “Supervision and Regulation of Prudential – Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F.

Sincerely,

Prudential plc

/s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer
Prudential plc (incorporated and registered in England and Wales). Registered office: 5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom. Registered number 1397169.
Principal place of business in Hong Kong: 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
T+852 2918 6300 F+ 852 2525 7522 www.prudentialplc.com